11/14


03037516

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pepkor Limited

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 25 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3925 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT: 11/18/03

Pepkor Limited

2003

Contents





Pepkor
Making the desirable affordable

Focused positioning

Pepkor is a South African based investment holding company managing retail interests in Africa and Australia. It is focused on the cash value market and, through its operating subsidiaries, all strongly positioned in their individual niche markets, it satisfies consumers' basic needs for clothing at affordable prices. It maintains its consistent growth through the integrity of its operations, the quality of its value-for-money merchandise and the entrepreneurial flair of its management. A substantial employer, it is fully committed to human resource development in order to create equal career and growth opportunities for all. And as a responsible corporate citizen, Pepkor is involved in satisfying the needs and aspirations of the communities in which it is in business.

Milestones

Milestones from the past

The Pepkor group has its origins in the discount clothing retail chain Pep Stores. The group, which targeted the lower end of the consumer market from the outset, consists of three wholly-owned subsidiaries focused on the cash value sector of the retail clothing market. These businesses together operate almost 1 900 retail outlets in Africa and Australia, and employ more than 17 000 people.

Some of the milestones in the history of the Pepkor group are the following:



965
'ep Stores is started in Jpington in the Northern :ape of South Africa.

1972
Pep Stores is listed on the JSE Securities Exchange South Africa.

1979
The company enters food retailing with the take-over of Shoprite which in turns acquires Grand Bazaars.

1982
The name of the holding company is changed from Pep Stores to Pepkor Limited.

1986
The discount clothing chain Ackermans is acquired. The group lists its clothing interests on the JSE Securities Exchange as Pep Limited and its food interests as Shoprite Holdings Limited.

1991
Pepkor acquires control of the retail chains Smart Group Holdings, Cashbuild, Checkers and Stuttafords. Checkers is brought in under the Shoprite name.

The group extends its interests to the United Kingdom with the opening of the first Your More Store outlet in Scotland.

1992
Pep's interests in Botswana is listed on the Botswana Stock Exchange.

1994
Pepkor acquires the controlling interest of the British company Brown & Jackson with its wholly-owned subsidiary, the retail chain Poundstretcher. Pep's interests in Namibia is listed on the Namibian Stock Exchange.

1997
Pepkor consolidates its UK retail interests in Brown & Jackson.

Shoprite Holdings acquires OK Bazaars from South African Breweries.

1998
The group extends its interests to Australia by acquiring the clothing chain Best & Less.

1999
Pep Limited is delisted from the JSE Securities Exchange South Africa.

2000
Cashbuild and Stuttafords are disposed of. The group undergoes extensive restructuring with Pepkor unbundling its interest in Shoprite and Brown & Jackson to shareholders. The businesses remaining in the group are the value clothing chains Pep, Ackermans and Best & Less.

2003
Pepkor acquires the assets of Fashion Africa (Fashaf).

Key financial information

Pepkor Limited and its subsidiaries for the year ended 30 June

Revenue
(Rand million)



8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
'99
'00
'01
'02
'03

Operating profit
(Rand million)



525
450
375
300
225
150
75
0
'99
'00
'01
'02
'03

Earnings per share before exceptional items (excluding finance exchange rate difference)
(cents)



120
100
80
60
40
20
0
'99
'00
'01
'02
'03

R'000		2003	2002	% change
Revenue		**7 045 121**	6 066 438	16
Operating profit		**480 733**	335 989	43
Profit before exceptional items and taxation		**264 664**	427 753	(38)
Profit before exceptional items		**115 220**	274 701	(58)
Earnings per share – before exceptional items (excluding finance exchange rate difference)	(cents)	**104,4**	69,7	50
Dividend per share	(cents)	**34,0**	24,0	42
Dividend cover	(times)	**3,1**	2,9	
Return on capital employed	(%)	**29,1**	22,2	
Interest-bearing debt: Total shareholders' equity	(%)	**49,3**	39,2	

Chairman's and managing director's report

FINANCIAL RESULTS

The year to 30 June 2003 was an exceptional one for Pepkor as all three of its main subsidiaries reported their best results ever, continuing the strong growth started in 2001. During the 12-month period under review Pepkor boosted operating profit 43% to R480,7 million against R336,0 million in 2002 on sales that were 16% higher than the previous 12 months. Turnover rose to R7,045 billion from R6,066 billion, and Pep and Ackermans in particular reported market share gains.

For Pepkor, the strengthening of the rand, as for many other companies, was a double-edged sword. On the one hand it supported the profit margins of our local subsidiaries through lower input costs. On the other, it resulted in a R109,4 million exchange rate loss on the value of overseas assets compared to an exchange rate profit of R174,6 million the previous year, a difference of R284 million.

Due to this unrealised loss as well as interest payments of R145,5 million, profit before exceptional items was reduced to R264,7 million, 38% down on 2002. Exceptional items of R101,3 million and amortisation of goodwill (R6,7 million) brought profit before taxation to R156,7 million. The exceptional items resulted mainly from a liquidation distribution of R91 million received in 2001 out of the Pepkor Pension Fund. The amount was returned to the liquidator in full, in light of the ongoing dispute regarding the finalisation of the liquidation.

The earnings per share achieved before exceptional items and excluding the exchange rate difference, was 104,4c, 50% up on the 69,7c of the 2002 financial year. This figure is seen by the Board as a true reflection of the state of the business and was consequently used as a basis for proposing a dividend, which rose 42% to 34c per share.



Christo Wiese, chairman, and Pieter Erasmus, managing director

TRADING ENVIRONMENT

It was a year marked by high clothing inflation in the first half which reduced steadily as a weakened rand rallied and started to make substantial gains against the US dollar in particular. Although average wage settlements lagged behind inflation initially and also did not match cost-of-living increases in transport, electricity and housing, retail demand was nevertheless buoyant on the back of surprisingly high consumer confidence, affecting the whole of the South African clothing sector.

Among the external factors contributing to the excellent sales enjoyed by both Pep and Ackermans was Government's stated objective of benefiting low-income consumers through reductions in personal tax and increased social benefits. Although the typical Pep customer, who buys mainly for cash, was not directly affected by interest rates, the cascading effect of interest rate cuts in the economy nevertheless boosted sales in this sector.

In Australia, with a stable economy, GDP growth of 2,9% was slightly ahead of inflation at 2,7% while inflation in the clothing sector was nil. Confidence in the economy was high while the Australian dollar was strong against the US dollar in particular. Sales of winter ranges were, however, slowed markedly by a very mild winter following a widespread drought which has as yet been no more than partially broken.

OPERATIONAL REVIEW

Although the group operates in a highly competitive environment, we are extremely positive about its future. Pepkor has grown strongly and consistently in the three years since the unbundling of October 2000, which saw the distribution to shareholders of its holding in Shoprite and in its overseas retail interests. The operating companies, all focused on the clothing value retail market, have been upgraded extensively in terms of product range, shopping environment and customer appeal, while best practice has been introduced in all back-office functions.

There is still considerable scope for improvement in fine-tuning product selection and sourcing, in improving stock management and distribution systems. However, all three businesses have developed a momentum which will carry them well into the future. Pep and, to a lesser extent, Ackermans are now substantial businesses generating operating profits of a size that make them far less vulnerable to the exigencies of the market than previously. An important priority for the group is to extend the footprint of Best & Less in Australia to some 180 stores over the next few years, to create a critical mass enjoyed by the other two chains.

All three chains are well positioned in their particular sectors of the market, but none more so than Pep with its pay-off line "Everyday low prices". It has never been significantly affected by economic upswings or downturns. What has happened historically is that in difficult economic times middle-income consumers would buy down while in an economic upturn more people at the bottom of the income scale could buy at Pep. That situation continues but with this difference: since its upgrade those middle-income consumers buying down have tended to remain loyal even in an upturn in the economy.

The relationship between Pepkor and its subsidiaries has changed substantially since the unbundling, when it was a somewhat disparate group selling food, clothing and building materials, for cash and on credit and covering a far greater consumer spectrum than at present. Due to their divergent nature, these subsidiaries functioned as independent businesses, with Pepkor fulfilling the role of purely an investment holding company. The unbundling has brought the remaining businesses much closer without in any way compromising their autonomy. Guided by Pepkor's managing director, areas of synergy in back-office disciplines among the three subsidiaries are exploited, duplicating in one the operational efficiencies achieved in another.



The group is now also using its combined buying power to negotiate the best possible prices for the unique needs of the individual chains. Although Ackermans and Best & Less source together where possible, the two South African subsidiaries never do so to avoid any overlap in their uniquely positioned product ranges.

"We are extremely positive about the future of the Pepkor group."

Fashaf

At present, the group commands an impressive depth of quality management in its three operating companies, with management teams gaining almost daily in their experience of considered decision-making and confronting challenges. One such challenge is presented by the acquisition of Fashion Africa, whose assets were formally taken over in the second half of the financial year. Fashaf has added some 200 stores to the group's existing 1 700. Of these 200 stores, 164 account for the Dunns clothing chain and 36 for the Millers footwear chain.

Chairman's and managing director' report continued

Fashaf's results have been consolidated with those of Pepkor since 1 April 2003, recording an R8 million loss. However, management is confident it will reach break-even in the 2004 financial year.

Fashaf benefits from Pep's expertise, balance sheet and back-office systems. Its offering is more fashionable than those of either Pep or Ackermans with such top brands as Reebok, Nike and Pierre Cardin giving access to a different customer base. A considerable re-alignment in terms of store locations is being planned of Fashaf's retail footprint.

The lack of a sufficient number of middle-income consumers in most of the countries outside the rand customs union, has meant that Ackermans never ventured far into Africa. In fact, in recent years it has been scaling down its operations outside South Africa.

Income generated by its operations north of the country represented less than 10% of the group's operating profit during the review period, down from 12,6% in 2002. Pepkor is no longer convinced that the major growth it seeks is to be found elsewhere in Africa. However, there is no plan to







A major strength of the Pep retail operation in Southern Africa is its cost-effective logistical system which services its vast network of stores.

Africa and the UK

Since the middle of the previous decade Pepkor has grown its interests in Africa substantially given that the Pep trading format in particular was ideally suited to the rest of the continent. It had been doing business in the BLNS countries for years but now extended its reach to Mozambique, Zambia, Malawi and as far north as Ghana. Although trading successfully in most of these countries, the logistics required to provision a widespread network of small-format stores on a regular basis has proved to be a daunting undertaking, complicated by political instability, poor infrastructure, border delays and high duties. Building up from scratch a chain of small-format stores such as those of Pep to where critical mass can be achieved in each of these countries, has also turned out to be a slow and often frustrating process.

withdraw from countries where we are operating at present. At the same time it is imperative that the group should grow in markets other than South Africa. It is against this background that Pepkor's proposed acquisition, announced after year-end, of a 49% stake in Your More Store (YMS) and B&J Poland should be viewed.

The investment in YMS, operating 200 small-format stores in Scotland, Northern Ireland and the north of England, will provide Pepkor with ready access to an established chain and with the opportunity to expose its own top management to the disciplines of trading in the Northern Hemisphere, for a relatively small capital outlay. We believe Pepkor can add considerably to the expertise at YMS by contributing the best practice back-office systems it has developed in recent years.

The other shareholders in YMS are Tradehold and the YMS management team, headed by Mr Carel Stassen, a previous managing director of Pepkor.

PROSPECTS

The high inflation in the clothing business in the early part of the 2003 financial year coupled with improved operational efficiencies made it possible for our subsidiaries in South Africa to achieve acceptable profit margins. Towards the end of the year, with the rand strengthening and inflation falling, these margins have started to come under pressure, a process which will continue in the new financial year. In Australia a deflationary climate has already prevailed for some time in the clothing value sector.

All our subsidiaries will therefore have to substantially increase unit numbers sold to achieve their growth targets. This applies to all value retailers so that competition for the consumer's disposable income will be fierce. On the positive side, consumer confidence is still buoyant and is expected to remain so for most of the 2004 financial year. Although growth in turnover and operating profit is not expected to reach the same levels as in 2003, the Board is nevertheless expecting the group to produce another satisfactory performance.

BOARD OF DIRECTORS

During the year Mr Johan Visser, who now lives in Scotland, resigned as a non-executive director. He has been a colleague of many years, not only knowing the group intimately but also making a considerable contribution to its development. He was managing director of Pep when he was asked to go to Scotland and start a new chain, Your More Store, for the group. In time he built this up from a single store to 200. In 1997, when Pepkor brought all its retail interests in the UK together in Brown & Jackson, Johan became managing director, a position he held until 2001. He is a highly respected retailer and proved a stalwart in our business. His presence will be sorely missed. His successor is still to be announced.

"consumer confidence is still buoyant and is expected to remain so for most of the 2004 financial year"





Tiekie du Toit, financial director

ACKNOWLEDGEMENTS

In the highly competitive environment in which we operate, every year is a demanding year. Financial year 2003 was in this respect no exception. It is therefore most comforting to know that we have in the business skilled and loyal staff and quality management to cope with any challenge, any opportunity and any adversity. To every member of staff and management my sincere thanks for their dedication and commitment over the past year, and to my fellow directors for their support as well as for their wise and considered counsel.



CH Wiese **PJ Erasmus**

Directorate and administration



EXECUTIVE DIRECTORS

P J Erasmus (37) B.Com. CA(SA)
Managing director

J H du Toit (42) B.Acc. CA(SA)
Financial director

A C Labuschaigne (47) B.Acc. CA(SA)
Managing director: Pep

NON-EXECUTIVE DIRECTORS

C H Wiese (61) B.A. LL.B. D.Com.(H.C.)
Chairman

(1) J J Fouché (55) B.Com. LL.B.
(2) C Moore (53) B.Com. CA(SA)
(3) C Stassen (53) B.Com. CA(SA)

INDEPENDENT NON-EXECUTIVE DIRECTORS

(4) D H Anderson (65) B.Com. FCIS AEP (Unisa) SMP (Harvard)
(5) J W Basson (57) B.Com. CA(SA)
(6) T R Hlongwane (64)
(7) E Links (56) B.Com. Ph.D.


1


2


3


4


5


6


7

ADMINISTRATION

Main bankers
ABSA Bank
FNB Corporate
Nedbank

Attorneys
Jan S de Villiers

Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

Registrars
Computershare Investor Services Limited
PO Box 1053
Johannesburg, 2000
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5487

Company secretary
J F Pienaar
PO Box 6100
Parow East 7501

Auditors
PricewaterhouseCoopers Inc.

Registered office/number
Pepkor Limited
Registration number 1965/007765/06
Incorporated in South Africa
36 Stellenberg Road
Parow Industria 7490
Telephone: +27 21 933 5137
Facsimile: +27 21 933 5075

Group profile


Pepkor
Making the desirable affordable



	PEP	ACKERMANS	BEST & LESS
Number of stores (at year-end)	Pep 1 262 Dunns 164 Millers 36	Ackermans 284 Hang Ten 18	128
Geographical spread (number of stores)	South Africa 1 039 Africa other 423	South Africa 273 Africa other 29	Australia 128
Product range	– Clothing – Footwear – Household textiles – Telecommunication products	– Clothing – Footwear – Household textiles	– Clothing – Footwear – Household textiles
Chief executive	André Labuschaigne	Michael Bartens	Howard Goldberg
Effective holding	100%	100%	100%
Average store size *(m²)*	352	560	1 154
Number of staff (at year-end)	12 906	2 458	2 061
Target market (living standard median/income group)	LSM 5/4/3/2/1	LSM 7/6/5/4	B C

Review of operations

Pep

In the year to 30 June 2003, Pep, the mainstay of the Pepkor business, reported its best results ever, achieving growth in operating profit, off an already high base, of 37,3% on turnover that increased 20,9%. At the same time the chain managed to increase its operating margin to 8,2% from 7,2% in 2002. A return of 53,5% on capital employed, up from 33,7% in 2002, was the highest reported by any of South Africa's clothing chains.

More than 90% of Pep's operating profit was generated in South Africa while its operations in the rest of Africa contributed below 10%. The Africa Division, which excludes the BLNS countries but includes Zambia, Mozambique, Malawi and Ghana, managed to break even after suffering a loss of R34 million in 2002. This division, which contributed some R141 million to group turnover, was extensively reorganised during the year. As part of that process Pep closed its 16 stores in Ghana at a cost of R13 million.



Turnover
R3 693 million

Operating profit
R302 million

Capital employed
R615 million

Return on capital employed
53,5%

Number of stores
1 462

Number of employees
12 906



Turnover (Rand million)
4 000
3 000
2 000
1 000
0
'99
'00
'01
'02
'03
Operating profit (Rand million)
350
300
250
200
150
100
50
0
'99
'00
'01
'02
'03

Like-for-like sales growth in the RSA and BLNS countries was 17,4% if cellular products are included, and if excluded was 12,1%. Cellular products are represented mainly by airtime, sold electronically at pay points. Pep considers the selling of airtime a sustainable part of its business, especially in the rural areas.

To avoid a recurrence of the situation in 2002 when exceptional sales in the months of May and June caused stocks to run low in the first months after the year-end, higher stock inflows of winter ranges were planned for the past season, increasing stockholding 21% to R844 million. These higher stock levels sustained excellent sales in the months immediately after the year-end. Cash flow of R405,1 million was thus down on the 2002 figure of R436,8 million.

Due to the strengthening of the rand Pep suffered exchange rate losses of R89 million on its offshore currency assets as well as on its operations in other African countries. This compares with a currency gain of R74 million in 2002 and represents a swing of R163 million. While on the one hand causing currency losses, the stronger rand also supported higher profits by reducing input costs and the price of landed goods.

Today Pep is a very different business from five years ago when a new management team took over. Since 1999 turnover has doubled from R1 875 million to R3 693 million while operating profit escalated from R42 million to R302 million. The extensive make-over of Pep covered the entire spectrum of operations, from a complete culture change, investment in training and marketing, improved buying in terms of price, style and quality, and more efficient stock control and management, to more attractive shops, better use of space and much better store locations.

A major strength of the Pep retail operation in Southern Africa is its cost-effective logistical systems that efficiently service its vast network of stores. Management is continuously investigating new products and services which can be leveraged off this reach, like was the case with airtime.

During the year, the chain introduced a dedicated stock management programme developed by its IT department. Greatly improving the accuracy of information on stocks at store level, the system resulted in better distribution, increased sales and reduced both over and under-stocking, thus reducing write-downs.

A key element in the rejuvenation of Pep has been the development of a young, energetic management corps that


PEP

functions at every level in the business and is not only empowered but also held accountable and is incentivised accordingly.

In the annual *Financial Mail* survey conducted by Deloitte & Touche of South Africa's best companies to work for, Pep was placed third in the category for large employers, scoring particularly well in the categories job satisfaction and leadership/management style.

Recent market research on shifts in customer perceptions found that consumers increasingly associated Pep with the lowest prices, clothing for the whole family and good value. These perceptions were not only growing amongst Pep customers but also among those not shopping at the chain.

shopping centres focused on the chain's target market. Pep's presence in such centres is being accelerated to accommodate the changing shopping patterns of its typical customer, who is becoming more aspirational.

An important priority in the long term is increased trading space to better accommodate an increased product offering and to create a more pleasant shopping environment. New stores, especially in urban areas, are substantially larger than in the past, with store sizes of up to 1 000 m^2 compared to the average of 352 m^2. In the new financial year Pep will open 30 new stores and increase the space of 20 others, adding 20 000 m^2 to its total trading space.







Front (seated) from left to right: Steven Kruger, Roline van Zyl, André Labuschaigne
Back from left to right: Johann Cilliers, Marius Barkhuysen, George Steyn

A key strength of Pep is its property division considered one of the best in the industry. Members of this division constantly track shifts in consumer densities and the emergence of new business nodes throughout the country. Since 1998 more than 200 stores have been relocated to better sites, many of them in urban

Fashaf, which operates from its head office in Johannesburg as an independent business and with the retention of its existing trademarks, falls under the overall management control of Pep. Mr Daan Venter, formerly CEO of Ackermans, was appointed managing director of Fashaf subsequent to the acquisition.

EXECUTIVE MANAGEMENT

André Labuschaigne (47) B.Acc. CA(SA), managing director.
A former managing partner of PricewaterhouseCoopers, Western Cape, he joined the company in 1998.

George Steyn (44) B.A. LL.B., logistics director.
He joined the company in 1986. He was operations director before being appointed to his current position in 1998.

Johann Cilliers (44) B.Acc. Hons. CA(SA), operations director.
Johann joined the company in 1998 from Langeberg Foods where he was the financial director.

Marius Barkhuysen (46), properties director.
He has been with the company since 1995 and was appointed a director four years later. He was previously an investment manager with Sanlam.

Roline van Zyl (47) B.Com. B.Hons. (Journalism), people support director.
She joined the company in 2002 after consulting to Pep on strategic internal communication for a number of years.

Steven Kruger (41) B.Compt. Hons., CA(SA), financial director.
He joined the company in 2002 after serving as financial director of Irvin & Johnson.

Review of operations

Ackermans

Ackermans experienced its best year ever, producing results that elevated it to the level of a major player in its market segment. The business improved performance at all levels, with results in every instance substantially above budget. The good sales in the first half of the year were maintained in the second, and turnover for the whole period was up 24,9% while operating profit jumped 63,1% to R122,6 million (2002: R75,2 million). Like-for-like growth was 19,5% as against 9,0% the previous year and the chain managed to increase its operating margin from 6,4% to 8,3%. Although assisted by a stronger rand, this improvement was due mainly to increased operational efficiencies and improved purchasing and distribution. The balance sheet was also strengthened considerably, with a return of 46,5% achieved on capital employed, compared to 30,4% in 2002.



Turnover
R1 475 million

Operating profit
R123 million

Capital employed
R292 million

Return on capital employed
46,5%

Number of stores
302

Number of employees
2 458


Turnover (Rand million)
1 600
1 400
1 200
1 000
800
600
400
200
0
'99
'00
'01
'02
'03
Operating profit (Rand million)
140
120
100
80
60
40
20
0
'99
'00
'01
'02
'03

There is a very high acceptance of the Ackermans brand among consumers, especially in urban areas, and a high level of brand loyalty. The chain positions itself as a destination family store targeting the middle market with a product range that includes clothing, footwear and home textiles. Although the clothing range is aimed at the whole family, there is a strong accent on babywear, and the Ackermans Baby Company (ABC) brand is the dominant market leader in this product category.

Since acquiring the internationally well-known US Hang Ten brand, the business could access a larger portion of the youth market. The Hang Ten brand is sold in selected Ackermans stores, but in the 2001 financial year the company also rolled out its first two experimental stand-alone Hang Ten stores, located in major shopping centres. Acceptance by the teenage sector of the market was immediate, and in 2002 another eight stores were opened, followed by a further eight in the period under review. For 2004 an additional 15 are planned bringing the total to 33. The Hang Ten stores not only enable Ackermans to create a different shopping experience for consumers but also provide the opportunity to test new products that in time could be included in the main Ackermans range.

During the year the company opened 25 new Ackermans stores and closed five. Including the Hang Ten outlets, the chain now operates 302 stores in Southern Africa, compared with 274 a year ago. Most of the new stores are located in the northern areas of South Africa.

Some of the main factors contributing to the 24,9% growth in turnover were the sharp increase in the sales of baby and toddler clothing in particular, as well as school-wear and management's capacity to access opportunistic purchases, the latter being either unsold quality stock or cancelled orders acquired at highly competitive prices from local and overseas manufacturers. The new focus on textiles also produced good results, and this sector is seen as an important growth area for the future.

The chain's biggest constraint at present is the lack of sufficient space in existing stores to show its complete product offering to best advantage. Textiles in particular require considerable space to be displayed properly. To alleviate this pressure in the short to medium term, stand-alone stores will be opened for the chain's babywear and home textile divisions, trading under the names Ackermans Baby Company and Ackermans Home Comforts respectively. Such standalone stores will offer consumers a more extensive range than their equivalent in-store departments.


Unbeatable Value
Ackermans
JUST WHAT YOU NEED!

Ackermans is sourcing locally and from the East and, where feasible, in conjunction with Best & Less Australia to use a combined buying power for negotiating lower prices. Stock turnover improved while distribution charges as a percentage of turnover was reduced.

Data integrity was further enhanced while slow-moving merchandise was marked down more aggressively than in the past to ensure less carry-over into the next season. Distribution procedures were extensively reviewed and a new system introduced. A 26 000 m² distribution centre in Durban replaced the one in Midrand, which was sold after the financial year-end. All Midrand staff were successfully relocated to the new centre, except for two members.


HANG TEN



EXECUTIVE MANAGEMENT

Michael Bartens (45) managing director.
He joined Ackermans in 1992 as a senior buyer after working in a similar capacity at Pep. He was appointed as director in 1994 and managing director just before year-end.

George Zaverdinos (51) IT director.
He joined Ackermans in 1994 after 10 years service with Bankorp/ABSA and was appointed a director in 2002.

Koos Pieterse (36) B.Com. Hons. CA(SA), director: merchandise planning and logistics.
He joined the company as general manager in 1999. A year later he became a director of the company. He was previously financial director of an IT service company.

Arthur Meyer (42) B.Com. CTA CA(SA), financial director.
He joined the company as financial manager in 1994 and was appointment financial director in 2001.

Charl Cronjé (43) B.Econ. Hons., director: operations stores.
He joined Ackermans in 1984, specializing in human resources. He was appointed to his present position in 1999 when he was also appointed as director of the company.

Francé Esterhuyse (38) B.A., director: communication.
She joined the company in 1996 as advertising manager after working in a similar position for a major national fashion chain. She was appointed director of communication in 1999.

Trevor Gerhardi (51) director: operations support centre.
He joined the group in 1984 as advertising and promotions manager and was appointed chain operations manager in 1991 and director in 1994. He became director: operations service centre in 2000.

From left to right:
Charl Cronjé, George Zaverdinos, Arthur Meyer, Michael Bartens, Trevor Gerhardi, Francé Esterhuyse, Koos Pieterse

Review of operations

Best & Less

Best & Less has reported its best financial results since Pepkor acquired the business in 1998. Operating profit, when converted to rand, increased almost 29% on turnover that was only 2,5% higher than in 2002. (In Australian dollar terms the increase in operating profit was 48,9% and in turnover, 6,8%.) These results were achieved despite strong competition in all sectors of the market which resulted in extremely tight trading conditions and an inflation rate in the Australian clothing industry of virtually nil for the past 18 months. In addition, the past winter season was the worst in recent Australian clothing retail history, with most of the country in the grip of a devastating drought which has only broken in parts of the country.


Turnover
R1 877 million
Operating profit
R69 million
Capital employed
R328 million
Return on capital employed
19,9%
Number of stores
128
Number of employees
2 061


Turnover (Rand million)
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
'99
'00
'01
'02
'03
Operating profit (Rand million)
70
60
50
40
30
20
10
0
'99
'00
'01
'02
'03

During the period under review management continued rebuilding a business which saw operating profit slump to just R5 million in 2001. The operating margin was increased further from 2,9% to 3,7% which is approaching the average reported by the rest of the Australian value retail sector. A return of 19,9% on capital employed was achieved in an environment in which short-term interest rates were below 5%. Operational cash flow of R73,8 million was generated, slightly lower than the R78,1 million of 2002.

Best & Less operates in the Australian middle-income market which is extremely price-sensitive and where consumers have become far more discerning on how they spend their disposable income. The chain is positioned as a family destination store offering clothing at good prices with integrity and an ability to deliver on its promises. During the period under review the chain achieved strong growth particularly in the sales of the Mango trademark products aimed at contemporary consumers. The Mango trademark, which Best & Less owns in Australia and New Zealand, also assists the chain in differentiating itself from its competitors, forming a key element of its marketing strategy.

Management continued to rationalise ranges and to conclude strategic alliances with suppliers to ensure the best possible prices. While the number of suppliers was rationalised during the past year, management has also worked hard to improve relationships with those remaining. An increasing percentage of merchandise was sourced directly from Far Eastern markets, particularly China. Where feasible, this is being done in conjunction with the other companies in the Pepkor group to reap the benefits of bulk buying.

Systems are being consistently upgraded as part of an on-going process. Data integrity has been improved while the information generated is being used more effectively. A new cross-docking facility led to considerably faster turnaround times and efficiency. In a joint venture with Best & Less, it is operated by Australian Post, the Australian postal provider which is also a highly professional logistics business.

As planned, eight new stores were opened during the year, while two were closed. Two smaller format stores were tested during the year and have shown much potential. In order to accommodate the chain's product offering in the smaller space, product ranges are being narrowed down to suit the smaller retailer footprint. Considerable growth is expected from these smaller units. Although retailing in the rural territories is not as competitive as the urban areas, shoppers there have been hardest hit by the drought.

BEST & LESS

An aggressive new-store programme is being pursued in the new financial year with eight new outlets to be opened before the end of December and four to follow in the six months thereafter. Management believes a chain of 180 stores is achievable in the present market situation.

A number of stores have also been refurbished during 2003 while new corporate graphics, extensively tested over a 12-month period, are being rolled out. In the refurbishment, the accent has been on making store navigation easier for customers.

To achieve the maximum benefit from the present growth phase, top management is spearheading the re-training of our employees across Australia. In doing so management is also positioning Best & Less as a retailer of opportunity to potential employees.







From left to right:
Mike West, Chris Ryan, Peter Millist, Howard Goldberg, Shari Compton, Iain MacDonald

EXECUTIVE MANAGEMENT

Christine Ryan (49), marketing and advertising manager.
She joined Best & Less in 1999 with 23 years experience in the Australian retail industry.

Peter Millist (42), executive director: property.
He joined Best & Less in 1998 after many years spent in the property industry with major retailers. Peter was appointed a director in December 2000.

Shari Compton (48), merchandise controller: intimate apparel division.
She joined Best & Less in 1989 and was appointed to her present position in 1992. Her initial experience was in the underwear manufacturing industry in Australia.

Iain MacDonald (43), B.Com. CA(SA) ACA., financial director.
He joined Best & Less in 1998 after working in the merchant banking industry in Australia and South Africa.

Mike West (48), director of stores.
He has been with the company for 21 years and was appointed a director in 1998.

Howard Goldberg (51), managing director.
He joined Best & Less in 2001 after 20 years in the Australian apparel, manufacturing, marketing and retail industries.

Corporate governance

Pepkor Limited and its subsidiaries ("the group") are committed to the principles of transparency, integrity and accountability in its interaction with all stakeholders, and subscribe to the principles of corporate governance as set out in the Code of Corporate Practices and Conduct ("the King Code 2002"), contained within the King Report on Corporate Governance for South Africa 2002.

The board is of the opinion that the group's governance practices are sound and that in all material respects, the group conformed to the principles embodied within the King Code 2002; also that the group is committed to ensuring that these principles continue to be an integral part of the way the group's business is conducted.

GROUP STRUCTURE

Pepkor is an investment holding company with investments in unlisted and listed companies. These companies have independent boards of directors on which representatives of Pepkor serve in a non-executive capacity. All Pepkor's subsidiaries are committed to the principles of sound corporate governance as contained in the King Code 2002, and as far as practicable comply with all the essential aspects thereof. Pepkor encourages these companies to comply fully with the King Code 2002, and to disclose any cases in which such compliance is not possible.

BOARD OF DIRECTORS

Pepkor's board consists of eleven directors, three of whom hold executive positions in the group, with four being non-executive directors and another four being independent non-executive directors. The chairman of the board is a non-executive director. Particulars of the members of the board are furnished on page 8 of the annual report. In terms of the articles of association of the company, one third of the directors retires annually.

The composition of the board provides for proper deliberation of all matters requiring the board's attention thereby ensuring balance of power and authority. A board charter setting out the duties and responsibilities of directors has recently been drafted and should be adopted shortly.

Directors are aware of their duty to declare potential conflicts of interest and the company secretary maintains a register of interests. No conflicts of interest are currently recorded in the register of interests.

All directors have access to the advice and services of the company secretary. The company secretary also provides guidance to the directors with regard to their responsibilities within the prevailing regulatory and statutory environment and the manner in which such responsibilities (including not dealing in the company's shares during closed periods) should be discharged. In appropriate circumstances directors may, at the expense of the group, seek independent professional advice on group-related affairs.

Four board meetings were held during the financial year ended 30 June 2003. The record of attendance by each director of these meetings is set out below.

Director	26/08/02	26/11/02	21/02/03	20/06/03
D H Anderson	√	√	√	√
J W Basson	√	√	√	*
J H du Toit	√	√	√	√
P J Erasmus	√	√	√	√
J J Fouché	√	√	√	√
T R Hlongwane	√	√	√	√
A C Labuschaigne	√	√	√	√
E Links	√	*	*	√
C Moore	√	√	*	*
C Stassen	√	*	√	*
J J Visser	*	*	–	–
C H Wiese	√	√	√	√

√ *Indicates attendance*

* *Indicates absence with apology*

AUDIT COMMITTEE

The Pepkor audit committee consists of two non-executive directors and one executive director. The chairman of the audit committee is an independent non-executive director. The audit committee met twice during the financial year ended 30 June 2003, with both meetings being attended by all the members.

The audit committee functions in terms of a written mandate from the board and is responsible for the evaluation of matters such as accounting practices, internal control systems, auditing and financial reporting. The audit committee is also charged with identifying, evaluating, recommending and reporting to the board on critical areas of risk that have been identified for the group in collaboration with the management.

Relevant members of the executive management are also invited to attend meetings in order to assist the committee in carrying out its task. The audit committee receives feedback on the activities of the company's subsidiaries and also has access to the minutes of board meetings of these companies. The external auditors have unrestricted access to the committee at all times.

The audit committee is satisfied with the level of compliance with the board mandate that has been achieved in respect of the financial year ended 30 June 2003.

REMUNERATION COMMITTEE

The remuneration committee consists of the chairman of the company, the managing director and a non-executive director. The remuneration committee meets periodically to fulfil its duties, which include the following:

- Encouraging the executive directors to enhance the group's performance, thereby ensuring that they are fairly rewarded,
- Developing and determining the group's general policy regarding the remuneration of executive directors and senior management,
- Determining remuneration packages for executive directors and senior management, including basic remuneration, incentive bonuses and share incentive scheme participation, and
- Determining fees payable to non-executive directors.

The policy of the group is to compensate employees on a basis comparable with similar organisations, taking into consideration that performance is an important factor in determining the remuneration of executive directors and senior management.

INTEGRITY AND ETHICS

In line with their respective codes of ethics group companies endeavour at all times to maintain the highest standard of integrity in dealing with their clients, staff, authorities, shareholders, suppliers and the investor community and in doing so to ensure the largest measure of credibility, trust and stability. Structures and procedures are in place for the reporting of unethical or risky behaviour. The managing director of each group company is responsible for ethical behaviour within that organisation.

The board is of the opinion that a high level of standards is being maintained by the group. The board is not aware of any serious breach of codes of ethics during the year ended 30 June 2003.

INTERNAL CONTROL

The board of Pepkor accepts final responsibility for risk management and the internal control systems of the group. In compliance of this responsibility the board also ensures that the process of risk management and the internal control systems are being reviewed on a regular basis to achieve maximum effectiveness, and is accountable for establishing appropriate policies regarding these aspects, as well as for the communication through the organisation of the relevant policies.

The audit committee is responsible for evaluating critical areas of risk, making recommendations, and reporting on these to the board. An ongoing process for identifying, evaluating and managing critical areas of risk exists, and was in place during the financial year ended 30 June 2003 and up to the date of the approval of the annual financial statements. In compliance of this function an audit firm that is not involved with the external auditing process is being employed.

It is the management's responsibility to ensure that relevant legislation and regulations are complied with and that adequate internal financial control systems are developed and maintained in order to provide reasonable assurance regarding:

- The completeness and accuracy of the accounting records;
- The integrity and reliability of the annual financial statements; and
- The safeguarding of the business undertaking's assets.

The internal control system is structured in such a way that risks can be managed, rather than eliminated. The effectiveness of any internal financial control system depends upon strict observance of prescribed measures. Non-observance of such measures by staff is always a risk. Consequently even a strict internal control system can only provide reasonable assurance as regards financial reporting and the safeguarding of assets. An evualation of the group's internal financial control systems was made in respect of the year ended 30 June 2003, and on the basis of this evaluation the board is of the opinion that the internal control systems in respect of financial reporting and the safeguarding of

Corporate governance continued

assets against unauthorised use or disposal complied with acceptable criteria.

SUSTAINABLE DEVELOPMENT

A report outlining the group's actions regarding sustainable development is available at the company's website at www.pepkor.co.za.

ANNUAL FINANCIAL STATEMENTS



The board is responsible for preparing the annual financial statements and other information contained in the annual report in such a way that it reflects the financial position and the results of the company and of the group's operations in a reasonable manner. The external auditors undertake an independent investigation of the annual financial statements in accordance with South African Auditing Standards and report thereon. The auditors' report appears on page 26.

The annual financial statements, set on pages 27 to 54, were prepared in accordance with South African Statements of Generally Accepted Accounting Practice. These are based on appropriate accounting policies and are supported by reasonable and prudent judgement and estimates.

The directors are of the opinion that the group has sufficient resources at its disposal to carry on the undertaking in the foreseeable future and the annual financial statements have accordingly been prepared on a going concern basis.

Value added statement

Pepkor Limited and its subsidiaries for the year ended 30 June

	2003		2002	
	R'000	%	R'000	%
Revenue	7 045 121		6 066 438	
Investment income	38 836		35 016	
Finance exchange rate difference	(109 429)		174 603	
Paid to suppliers for goods and services	(5 504 611)		(4 645 691)	
Value added	1 469 917	100,0	1 630 366	100,0
Employed as follows:				
Employees				
Salaries, wages and service benefits, including medical and retirement benefits	1 044 528	71,0	904 883	55,5
Providers of capital	220 514	15,0	172 855	10,6
Finance charges to providers of funds	145 476	9,9	117 855	7,2
Dividends to providers of share capital	75 038	5,1	55 000	3,4
Taxation				
Payment of taxation on profits made	70 893	4,8	141 807	8,7
Reinvested	133 982	9,2	410 821	25,2
Reinvested in the group to finance future expansion and growth				
Depreciation	123 246	8,4	110 163	6,8
Deferred taxation	70 080	4,8	1 588	0,1
Retained profit/(loss)	(59 344)	(4,0)	299 070	18,3
Employment of value added	1 469 917	100,0	1 630 366	100,0

Five-year review

Pepkor Limited and its subsidiaries



R million	2003	2002	2001	2000	1999
Income statement					
Revenue	7 045,1	6 066,4	4 762,4	5 287,1	4 895,3
Operating profit	480,7	336,0	200,1	234,4	150,1
Investment income	38,8	35,0	91,1	90,2	94,9
Interest paid	145,4	117,8	151,4	105,6	129,7
Finance exchange rate difference	(109,4)	174,6	27,7	47,1	–
Profit before exceptional items	264,7	427,8	167,5	266,1	115,3
Exceptional items	(101,3)	71,9	(252,9)	(73,3)	(81,9)
Amortisation of goodwill	(6,7)	(2,2)	(0,8)	–	–
Income of associated companies	–	–	–	–	0,9
Profit before taxation	156,7	497,5	(86,2)	192,8	34,3
Taxation	141,0	143,4	46,4	(31,3)	(8,0)
Profit after taxation	15,7	354,1	(132,6)	224,1	42,3
Minority interest	8,5	10,1	7,2	18,2	16,9
Net profit	7,2	344,0	(139,8)	205,9	25,4
Statistics per share					
Number of shares issued (million)	213,9	221,9	221,9	221,9	221,9
Earnings per share (cents) *(before exceptional items – excluding finance exchange rate difference)*	104,4	69,7	38,8	104,2	47,3
Dividend per share (cents)	34,0	24,0	18,0	80,0	50,0
Dividend cover (times)	3,1	2,9	2,2	1,3	0,9
Profitability					
Operating margin (%)	6,8	5,5	4,2	4,4	3,1
Employees					
Number of employees	17 436	13 235	12 933	15 068	17 499
Turnover per employee (Rand)	404 056	458 363	368 237	350 882	279 749
Other statistics					
Number of retail outlets	1 892	1 642	1 590	1 524	1 608
Number of manufacturing units	2	2	2	3	4

Stock exchange transactions

	Year ended 30 June				
	2003	2002	2001	2000	1999
Number of shares traded ('000)	**46 578**	104 253	287 749	76 047	69 728
Value of shares traded (R'000)	**225 411**	407 172	910 550	1 799 540	1 565 937
Volume of shares traded as % of total issued shares	**21,8**	47,0	129,7	34,3	31,4
Market capitalisation (R'000)	**1 261 826**	887 746	634 738	5 415 248	5 393 054
Share price for the year (cents)					
Lowest	**390**	285	200	1 870	1 300
Average	**484**	391	316	2 366	2 246
Highest	**640**	471	860	3 200	3 300
Closing	**590**	400	286	2 440	2 430

Shareholders' profile

	Number of holders	Percentage of shareholders	Number of shares held	Percentage holding
Distribution of shareholders				
Non-public shareholders				
Directors	8		52 882 052	
Participants to share incentive trusts (excluding directors)	14		283 700	
Subsidiaries	2		8 067 588	
	24	1,2	61 233 340	27,6
Public shareholders	1 932	98,8	160 703 044	72,4
Total	1 956	100,0	221 936 384	100,0

	Number of shares held	Percentage holding
Major shareholders		
Titan Nominees (Pty) Ltd	46 299 281	20,9
Old Mutual	31 801 008	14,3
Public Investment Commissioner	22 504 097	10,1

Directors' interest

At 30 June 2003 the interest of directors in the issued shares in the company were as follows:

	Direct beneficial	Indirect non-beneficial	Total 2003	Total 2002
D H Anderson	1 000	–	**1 000**	1 000
J W Basson	–	–	–	–
J H du Toit	–	–	–	–
P J Erasmus	4 060 000	–	**4 060 000**	60 000
J J Fouché	424 482	–	**424 482**	424 482
T R Hlongwane	–	–	–	–
A C Labuschaigne	48 000	–	**48 000**	48 000
E Links	2 000	–	**2 000**	2 000
C Moore	–	–	–	–
C Stassen	–	1 091 534	**1 091 534**	1 091 534
C H Wiese	955 755	46 299 281	**47 255 036**	47 255 036
J J Visser	–	–	–	–
	5 491 237	47 390 815	**52 882 052**	48 882 052

Shareholders' information

ENQUIRIES

Enquiries relating to shareholdings in the company such as the loss of share certificates, dividend payments, or to notify change of address and/or bank account details, please write to the registrars: Computershare Investor Services Ltd, PO Box 1053, Johannesburg, 2000. If you have received more than one copy of this annual report, there may be more than one account in your name on the company's register of members. If you would like to amalgamate your holdings, write to the registrars, detailing the accounts concerned and instructions on how they should be amalgamated.

ADDITIONAL COPIES OF ANNUAL FINANCIAL STATEMENTS

Additional copies of the report are obtainable from:
South Africa: The Company Secretary, Pepkor Ltd, 36 Stellenberg Road, Parow Industria, 7490, telephone number: (021) 933 5137.
United States of America: The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, telephone number: (212) 815 2207.
United Kingdom: The Company Secretary, Brown & Jackson plc, Knowsthorpe Gate, Cross Green Industrial Estate, Leeds, LS9 0NP, telephone number: (0113) 240 6406.
Europe: The Financial Manager, Tradehold Ltd, 114, av. de la Faïencerie, L-1511, Luxemburg, telephone number: 2647 8523.

Copies of this report in Afrikaans are obtainable from the company secretary at the above address.

ADR PROGRAMME FOR AMERICAN INVESTORS

Ordinary shares in Pepkor Ltd are traded in the United States of America in the form of American Depository Shares (ADS's) and evidenced by American Depository Receipts (ADR's). Each ADS represents two ordinary shares. The US sponsored depository bank for the company is The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286.

SHARE TRANSACTIONS TOTALLY ELECTRONIC ("STRATE")

In July 2001 the company has transferred its share capital to the electronic settlement and custody system, STRATE, designed to achieve contractual, rolling and irrevocable settlement. Shareholders who have not lodged their share certificates with a Central Securities Depositary Participant ("CSDP") or qualifying broker of their choice, are encouraged to do so. Currently all trades in the company's shares take place electronically, resulting in shareholders not being able to sell their Pepkor shares unless they exist in electronic form in the STRATE environment. Any questions with regard to the transfer to STRATE may be directed to the company secretary at telephone number (021) 933 5137 or the registrars, Computershare Investor Services Ltd, at telephone number (011) 370 5000.

DIVIDENDS

An interim dividend of 13 cents per share was paid on 31 March 2003. A final dividend of 21 cents per share was paid on 29 September 2003, bringing the total dividend for the year to 34 cents (2002: 24 cents) per share.

To comply with the procedures of STRATE, the last day to trade in the shares for purposes of entitlement to the final dividend was Thursday, 18 September 2003. The shares commenced trading ex dividend on Friday, 19 September 2003 and the record date was Friday, 26 September 2003.

PAYMENT OF DIVIDEND DIRECTLY INTO SHAREHOLDERS' BANK ACCOUNTS

Shareholders who do not currently have their dividend paid directly into a bank account and who wish to do so should complete a mandate instruction obtainable from the company's registrars at the above address.

Secretarial certification

In accordance with section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.



J F Pienaar
Secretary

26 August 2003

Notice to shareholders

Notice is hereby given that the thirty eighth annual general meeting of the shareholders of Pepkor Limited will be held in the boardroom of Pepkor's head office, 36 Stellenberg Road, Parow Industria, at 11:00 on 28 October 2003 for the purpose of passing the following resolutions, with or without modification:

ORDINARY RESOLUTION NUMBER 1
To adopt the annual financial statements for the year ended 30 June 2003 including the auditors' report.

ORDINARY RESOLUTION NUMBER 2
To confirm the directors' remuneration of R288 500.

ORDINARY RESOLUTION NUMBER 3
To approve the simultaneous re-appointments of the retiring directors by way of a single resolution.

ORDINARY RESOLUTION NUMBER 4
To re-appoint Messrs J H du Toit, A C Labuschaigne, C Stassen and C H Wiese who retire as directors in terms of the articles of association of the company, but being eligible, have offered themselves for re-election.

ORDINARY RESOLUTION NUMBER 5
To confirm the payment of the ordinary dividend.

ORDINARY RESOLUTION NUMBER 6
That, subject to the provisions of the Companies Act, 1973, as amended and the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary share capital of the company for such purposes as they may determine after setting aside so many shares as may be required to be allotted and issued by the company, pursuant to the schemes governed by the rules of the Pepkor Limited Share Incentive Trust number 2, the Pep Limited Share Incentive Trust, the Pep Limited Share Incentive Trust number 2 and the Ackermans Limited Share Incentive Trust.

ORDINARY RESOLUTION NUMBER 7
That, subject to the passing of ordinary resolution no. 6 and in accordance with the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to issue ordinary shares of 5 cents each for cash, as and when suitable situations arise, subject to the following conditions:

- that this authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given;

- that a paid press announcement giving full details, including the impact on net asset value, net tangible asset value, earnings and headline earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of equity shares in issue prior to the issue in question;

- that issues in the aggregate in any one financial year may not exceed 15% of the company's issued equity share capital of a specific class of share already in issue;

- that in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of their weighted average traded price as determined over the 30 business days prior to the directors' resolution and

- that any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE Securities Exchange South Africa and not to related parties.

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

SPECIAL RESOLUTION
"Resolved, as a special resolution, that the mandate given to the company (or one of its wholly owned subsidiaries) providing authorisation, by way of a general approval, to acquire the company's own securities, upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, ("the Act") and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), be extended, subject to the following terms and conditions:

- Any repurchase of securities be effected through the order book operated by the JSE trading system and be done without any prior understanding or arrangement between the company and the counter-party;

- This general authority be valid until the company's next annual general meeting, provided that it shall not extend beyond fifteen months from date of passing of this special resolution;

- An announcement be published as soon as the company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, containing full details of such repurchases;

- Repurchases by the company in aggregate in any one financial year may not exceed 20% of the company's issued share capital as at the date of passing of this special resolution or 10% of the company's issued share capital in the case of an acquisition of shares in the company by a subsidiary of the company;

Notice to shareholders continued

- Repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was effected; and

- Repurchases may not be undertaken by the company or one of its wholly owned subsidiaries during a prohibited period and may also not be undertaken if they will impact negatively on shareholder spread as required by the JSE.

The directors intend either to hold the shares purchased in terms of this authority as treasury shares or to cancel such shares whichever may be appropriate at the time of the repurchase of shares.

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and for a period of 12 months after the date of this notice of annual general meeting:

- the company and the group will be able, in the ordinary course of business, to pay their debts as they become due;

- the assets of the company and the group will be in excess of the liabilities of the company and the group, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements;

- the working capital resources of the company and the group will be adequate for ordinary business purposes; and

- the issued share capital and/or reserves of the company and the group will be adequate for ordinary business purposes."

The effect of the special resolution and the reason therefor is to extend the general authority given to the directors in terms of the Act and the Listings Requirements of the JSE for the acquisition by the company (or one of its wholly owned subsidiaries) of its own securities, which authority shall be used at the directors' discretion during the course of the period so authorised.

In terms of the Listings Requirements of the JSE Securities Exchange South Africa, the following disclosures are required with reference to the general authority to repurchase the company's shares set out in the special resolution above, some of which are set out elsewhere in the Annual Report of which this notice forms part ("this Annual Report").

Directors and management – refer page 8;
Major shareholders of the company – refer page 21;
Directors' interests in the company's securities – refer page 21;
Share capital – refer page 38.

Litigation statement

Other than disclosed or accounted for in this Annual Report, the directors of the company, whose names are given on page 8 of this Annual Report, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had, in the 12 months preceding the date of this notice, a material effect on the group's financial position.

Directors' responsibility statement

The directors, whose names are given on page 8 of this Annual Report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the above special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the above special resolution contains all information required.

Material change

Other than the facts and developments reported on in this Annual Report, there have been no material changes in the affairs, financial or trading position of the Group since the signature date of this Annual Report and the posting date hereof.

PROXIES

A member entitled to attend and vote may appoint a proxy, who need not be a member of the company, to attend, vote and speak on his behalf. A proxy form is enclosed for those members who are unable to attend the meeting. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria 7490 at least 48 hours before the commencement of the meeting.

By order of the board



J F Pienaar
Secretary
26 September 2003

36 Stellenberg Road
Parow Industria
7490

Contents to the annual financial statements



Pepkor
Making the desirable affordable

Approval of the annual financial statements

The annual financial statements were prepared in accordance with South African Statements of Generally Accepted Accounting Practice and are in accordance with the group's accounting records and policies which have been applied on a consistent basis.

The directors accept final responsibility for the integrity, objectivity and reliability of the annual financial statements and subscribe to the concept of transparency in financial reporting.

The directors' report, annual financial statements and group annual financial statements as set out on pages 27 to 54 have been approved by the board.



Signed on behalf of the board of directors



C H Wiese
Chairman

P J Erasmus
Managing director

26 August 2003

Auditors' report

Report of the independent auditors to the members of Pepkor Limited

We have audited the annual financial statements and group annual financial statements of Pepkor Limited set out on pages 27 to 54 for the year ended 30 June 2003. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 30 June 2003 and the results of their operations, changes in shareholders' funds and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.



PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Cape Town
26 August 2003

Directors' report

Pepkor Limited and its subsidiaries

SHARE CAPITAL

Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

ACQUISITIONS

During the financial year the group made the following acquisitions:

- The operations of Fashaf (Pty) Ltd and Jones Retailing (Pty) Ltd, trading as Dunns and Millers, have been acquired at a purchase price of R11 million.
- A further 2,7 million shares in Shoprite Holdings Ltd and 1,0 million shares in Tradehold Ltd were purchased at a cost of R20 million, increasing the group's total holding in Shoprite Holdings Ltd to 35,8 million shares and that in Tradehold Ltd to 14,7 million shares.
- Net purchases of 8,1 million shares in Pepkor Ltd were made at a net purchare price of R39 million. From this total 7,6 million shares were purchased from the group's share incentive trusts. The Pepkor Ltd shares are held as treasury shares.

BUSINESS OF THE GROUP

Pepkor Limited is an investment holding company with investments in subsidiaries and at year-end the company controlled mainly the following investments:

- **Pep Limited**

  Pep Stores retailing for cash clothing, footwear, blankets and household softs/hardware from premises situated in the Republic of South Africa, Namibia, Botswana, Lesotho, Swaziland, Zambia, Mozambique and Malawi

  Dunns retailing for cash clothing, footwear, blankets and household softs/hardware from premises situated in the Republic of South Africa, Namibia, Botswana, Lesotho and Swaziland

  Millers retailing for cash footwear from premises situated in the Republic of South Africa, Namibia and Swaziland

  Pep Manufacturing, manufacturing operations situated in the Western Cape allied to the clothing retail

- **Ackermans Limited**

  Ackermans retailing for cash clothing, footwear, blankets and household softs/hardware from premises situated in the Republic of South Africa, Namibia, Botswana, Swaziland, Lesotho and Mozambique

- **Best & Less**

  Best & Less retailing for cash, clothing and household textiles from premises situated in Australia

- **Sundry**

  Pepkorfin, which renders certain head office services in the group

Pepkor Limited's interest in its subsidiaries, as well as their individual activities, is set out in the annual financial statements.

GROUP RESULTS

Change in accounting policy

The accounting policy relating to the treatment of financial instruments was changed to comply with the new South African Statement of Generally Accepted Accounting Practice relating to financial instruments (AC 133).

Statement AC 133: Financial Instruments – Recognition and Measurement is applied with effect from 1 July 2002 and resulted in the following changes:

- Derivatives, in the form of foreign exchange contracts, are recognised at their net fair value.
- Other investments are classified as available for sale and in terms of the existing policy shown at fair value.
- Inventories purchased in foreign currencies are valued at spot rates, whereas the contracted term rates were applied previously.
- Unrealised profits and losses resulting from changes in the fair value of derivatives are accounted for in the income statement in the period in which they arise, while changes in the value of other investments are set off directly against reserves.

In terms of the transitional arrangements of AC 133, figures in respect of previous years are not restated, but the change in value as a result of the remeasurement of derivatives on 1 July 2002 is set off directly against reserves. On 1 July 2002 reserves were reduced by R5 million, while trade and other payables and deferred tax assets were increased by R7 million and R2 million respectively.

Directors' report

Pepkor Limited and its subsidiaries

Earnings

After taking into account the interest of minorities, the group achieved earnings per share, before exceptional items, of 53,6 cents (2002: 123,8 cents).

Details of the results of Pepkor Limited and the group are contained in the income statement.

The attributable interest of Pepkor Limited in the taxed profits and losses, after exceptional items, of its subsidiaries for the year was as follows:

	2003	2002
Total profits	**R383,1 million**	R520,9 million
Total losses	**R384,6 million**	R179,2 million

Dividends

An interim dividend of 13 cents (2002: 11 cents) per share was paid on 31 March 2003. A final dividend of 21 cents (2002: 13 cents) per share is payable on 29 September 2003. This brings the total dividend for the year to 34 cents (2002: 24 cents) per share.

POST-BALANCE SHEET EVENTS

After year-end the company concluded an agreement for the acquisition of 49% of the British retailer Your More Store and of the Polish retailer B&J Poland. The transaction is subject to certain regulatory approvals.

Your More Store retails for cash, basic clothing and household goods in Scotland, Northern Ireland and the north of England. B&J Poland, trading as Poundstretcher, retails for cash, clothing, footwear and household goods in Poland.

DIRECTORATE

The names of the directors are listed on page 8 of the annual report. Mr JJ Visser resigned as director on 13 February 2003.

In terms of the articles of association of the company, Messrs JH du Toit, AC Labuschaigne, C Stassen and CH Wiese retire as directors of the company at the annual general meeting but, being eligible, offer themselves for re-election.

At 30 June 2003 the directors of Pepkor Limited held a direct interest of 2,5% (2002: 1,0%) and an indirect, non-beneficial interest of 21,4% (2002: 21,0%) of the issued share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial year and the date of this report.

HOLDING COMPANY

The company has no holding company. An analysis of the main shareholders of the company appears on page 21 of this report.

SECRETARY

The name and address of the secretary appear on page 8 of this report.

Currency of the annual financial statements

The annual financial statements are expressed in South African rand. The approximate rand cost of a unit of the following currencies at year-end was:

	2003	2002
USA dollar	**7,54**	10,31
Pound sterling	**12,48**	15,75
Australian dollar	**5,02**	5,80
Euro	**8,63**	10,19
Japanese yen (100)	**6,30**	8,57

Accounting policies

Pepkor Limited and its subsidiaries for the year ended 30 June 2003

The consolidated annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The consolidated annual financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments being shown at fair value, and incorporate the following principal policies which are, with the exception of the treatment of financial instruments, in all respects consistent with those of the previous year:

1. Consolidated annual financial statements

The consolidated annual financial statements include the accounts of the company and all its subsidiaries. Subsidiaries are entities where the group, directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to govern the financial and operating policies. All intergroup balances, transactions and unrealised profits were eliminated.

Goodwill is the excess of cost over net asset value at the date of acquisition of interests in subsidiaries. Goodwill is accounted for in the balance sheet and amortised using the straight-line method over its estimated useful life, not exceeding 20 years. The carrying value of goodwill is reviewed annually and written down in respect of a permanent impairment if deemed necessary.

2. Foreign currency

Amounts in foreign currency, resulting from trading, are converted to rand at the spot rate prevailing at the date of the transaction. Balance sheet items are converted at the exchange rates ruling at year-end. Exchange rate differences which occur at settlement or conversion are fully accounted for in the income statement in the period in which they occurred.

3. Foreign subsidiaries

Assets and liabilities of foreign subsidiaries, classified as foreign entities, are converted to rand at the exchange rates ruling at year-end, whereas their income statement and cash flow statement items are converted to rand at weighted average rates of exchange during the financial year. Differences arising on conversion are taken directly to non-distributable reserves. Net debits are however written off in the year in which they occur.

In respect of assets and liabilities of foreign subsidiaries classified as integrated foreign operations, monetary items are converted to rand at the exchange rates ruling at year-end, whereas non-monetary items are converted to rand at historical rates of exchange. Income statements and cash flow statements are converted to rand at weighted average rates of exchange during the financial year. Differences arising on conversion are fully accounted for in the income statement in the period in which they occurred.

4. Financial instruments

Statement AC133: Financial Instruments – Recognition and Measurement is applied with effect from 1 July 2002 and resulted in the following changes:

- Derivatives, in the form of foreign exchange contracts, are classified as held for trading and recognised at their net fair value. The fair value is determined by the exchange rates ruling at year-end.
- Other investments are classified as available for sale and in terms of the existing policy shown at fair value.
- Inventories purchased in foreign currencies are valued at spot rates, whereas the contracted term rates were applied previously.
- Unrealised profits and losses resulting from changes in the fair value of derivatives are accounted for in the income statement in the period in which they arise, while changes in the value of other investments are set off directly against reserves. Upon the disposal of available for sale investments, the cumulative fair value adjustments, together with any additional amounts, are disclosed in the income statement as profit and loss on disposal of investments.

In terms of the transitional arrangements of AC133, figures in respect of previous years are not restated, but the change in value as a result of the remeasurement of derivatives on 1 July 2002 is set off directly against reserves.

Financial instruments carried on the balance sheet include cash and cash equivalents, other investments, accounts receivable, trade and other payables and short-term loans.

5. Property, plant and equipment

Land and buildings are regarded as owner-occupied properties and reflected at cost. Depreciation on buildings is being provided with the purpose of writing off its value over periods not exceeding 50 years from the date of acquisition. No depreciation is provided on land as it is regarded to have an unlimited life-span.

Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items.

Improvements to leasehold property are carried at cost and written off over the period of the lease.

Assets obtained in terms of finance lease agreements are capitalised.

Fixed assets are depreciated over the following periods:

Buildings:	25 to 50 years
Machinery:	3 to 10 years
Equipment:	3 to 10 years
Vehicles:	3 to 5 years



Accounting policies

Pepkor Limited and its subsidiaries for the year ended 30 June 2003

6. Investments

Investments intended to be held for an indefinite period of time, which may be sold due to circumstances, are classified as available for sale and included in non-current assets unless the intention is to hold the investment for a period of less than 12 months after the balance sheet date. Investments are carried at fair value, with changes in value directly being set off against reserves. In respect of listed investments market value is regarded to be fair value, whereas directors' valuations are regarded to be fair value relating to unlisted investments.

The company's interest in the ordinary shares of its subsidiary companies is carried at cost. Where such interest is in a foreign currency, the cost is converted to rand at the historical rate of exchange.

7. Deferred taxation

Deferred taxation is provided at prevailing rates on the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the balance sheet.

Provisions for taxes which could arise on the remittance of retained earnings, principally relating to subsidiaries, are only made where there is a current intention to remit such earnings.

The principal temporary differences arise from unrealised profits, depreciation on fixed assets, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be sufficient to recoup the deferred tax assets.

8. Inventories

Inventories are valued at the lower of cost or net realisable value. Cost for the group is determined on the following bases:

- **Raw material**
  The lower of a predetermined standard cost or actual cost

- **Work in progress**
  Direct costs which include raw material, direct labour and attributable production overheads

- **Merchandise**
  Manufactured in the group's factories: Direct costs which include raw material, direct labour and attributable production overheads
  Purchased from other suppliers: Average cost calculated in accordance with the retail method less an adjustment for obsolete and slow moving inventories

- **Goods in transit**
  Invoice value of raw material and merchandise not yet received

- ***Consumable goods***
  Actual cost

The basis of determining cost by some of the non-RSA subsidiaries is the last-in-first-out (LIFO) method, but is adjusted for the group to the abovementioned bases of valuation. The group's interest in the profit after taxation, resulting from the adjustment originating outside the RSA, is transferred to non-distributable reserves.

9. Cash and cash equivalents

Actual bank balances are reflected. Outstanding cheques are included in trade and other payables and outstanding deposits in cash and cash equivalents.

10. Share capital

Ordinary shares and non-convertible, non-participating non-transferable redeemable preference shares are both classified as share capital.

Where companies in the group purchase the company's share capital, the consideration paid is deducted from shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders' equity.

11. Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

12. Revenue recognition

Turnover is recognised at the delivery of products and client acceptance, net of value-added tax, after elimination of intergroup sales.

13. Leases

Leases where the lessor effectively retains all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement over the period of the lease.

Statement of changes in equity

Pepkor Limited and its subsidiaries for the year ended 30 June 2003

R'000	Share capital and premium	Foreign currency translation reserve	Other non-distributable reserves	Fair value reserve	Retained income	Total
GROUP						
Balance at 1 July 2002	420 972	23 255	52 777	–	794 411	1 291 415
Adjustment at 1 July in terms of AC 133 in respect of derivatives					(4 666)	(4 666)
Acquisition of treasury shares	(50 178)					(50 178)
Proceeds on disposal of treasury shares	11 348					11 348
Decrease in market value of listed investments				(41 843)		(41 843)
Exchange rate differences		(20 414)				(20 414)
Transfer from distributable reserve to non-distributable reserve			1 104		(1 104)	–
Net profit for the year					7 223	7 223
Dividend distributed					(56 306)	(56 306)
Balance at 30 June 2003	**382 142**	**2 841**	**53 881**	**(41 843)**	**739 558**	**1 136 579**
COMPANY						
Balance at 1 July 2002	420 972	–	4 982	–	153 860	579 814
Decrease in market value of listed investments				(40 758)		(40 758)
Net loss for the year					(50 775)	(50 775)
Dividend distributed					(57 703)	(57 703)
Balance at 30 June 2003	**420 972**	**–**	**4 982**	**(40 758)**	**45 382**	**430 578**

Balance sheet

Pepkor Limited and its subsidiaries at 30 June

COMPANY 2002 R'000	COMPANY 2003 R'000		Notes	GROUP 2003 R'000	GROUP 2002 R'000
		ASSETS			
751 381	743 923	**Non-current assets**		1 038 498	955 226
		Property, plant and equipment	1	560 134	486 503
		Goodwill	2	89 938	96 600
423 476	440 744	Interest in subsidiaries	3		
327 905	303 179	Other investments	4	313 060	323 339
		Deferred taxation	5	75 366	48 784
		Current assets		2 173 053	2 017 192
		Inventories	6	1 541 552	1 244 174
		Accounts receivable	7	92 117	94 643
		Cash and cash equivalents		539 384	678 375
751 381	743 923	**Total assets**		3 211 551	2 972 418
		EQUITY AND LIABILITIES			
579 814	430 578	**Ordinary shareholders' equity**		1 136 579	1 291 415
11 097	11 097	Ordinary share capital	8	10 693	11 097
409 875	409 875	Ordinary share premium	9	371 449	409 875
158 842	9 606	Reserves	10	754 437	870 443
92	92	**Preference share capital**	11	92	92
		Minority interest		30 445	23 420
–	839	**Non-current liabilities**		180 469	63 002
		Long-term loans	12	293	1 202
–	839	Deferred taxation	5	115 857	17 189
		Other non-current liabilities	13	64 319	44 611
171 475	312 414	**Current liabilities**		1 863 966	1 594 489
12 143	12 745	Trade and other payables	14	1 288 677	1 080 113
159 332	299 669	Amounts owing to subsidiaries			
		Short-term loans	15	1 775	58 263
		Bank overdrafts		573 514	456 113
751 381	743 923	**Total equity and liabilities**		3 211 551	2 972 418

Income statement

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY 2002 R'000	COMPANY 2003 R'000		Notes	GROUP 2003 R'000	GROUP 2002 R'000
		Revenue		7 045 121	6 066 438
		Cost of sales		4 448 580	3 988 510
		Gross profit		2 596 541	2 077 928
		Other operating income		267 049	222 323
		Distribution costs		(153 562)	(127 496)
(686)	(839)	Administrative costs		(291 898)	(186 182)
		Other operating costs		(1 937 397)	(1 650 584)
(686)	(839)	Operating profit/(loss)	16	480 733	335 989
7 974	57 771	Investment income	17	38 836	35 016
7 288	56 932	Profit before interest paid		519 569	371 005
		Interest paid		145 476	117 855
		Finance exchange rate difference		(109 429)	174 603
7 288	56 932	Profit before exceptional items		264 664	427 753
(226 246)	(107 502)	Exceptional items	18	(101 319)	71 933
		Amortisation of goodwill		(6 678)	(2 221)
(218 958)	(50 570)	Profit/(loss) before taxation		156 667	497 465
4 773	205	Taxation	19	140 973	143 395
(223 731)	(50 775)	Profit/(loss) after taxation		15 694	354 070
		Minority interest		8 471	10 092
(223 731)	(50 775)	Net profit/(loss)		7 223	343 978
		Earnings per share (cents)			
		– before exceptional items	20.2	53,6	123,8
		– before exceptional items (excluding finance exchange rate difference)	20.3	104,4	69,7
		– after exceptional items	20.4	3,4	155,0
		– headline earnings	20.5	54,0	124,7
		Dividend (cents per share)	21	34,0	24,0

Cash flow statement

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY 2002 R'000	COMPANY 2003 R'000		Notes	GROUP 2003 R'000	GROUP 2002 R'000
(41 346)	(419)	**Cash retained from operations**		165 872	700 530
(686)	(839)	Operating profit/(loss)		480 733	335 989
		Non-cash items	22.1	124 492	80 852
		(Increase)/decrease in			
27	354	working capital	22.2	(109 240)	278 813
7 974	57 771	Investment income		38 836	35 016
		Interest paid		(145 476)	(117 855)
		Finance exchange rate difference		(109 429)	174 603
(4 274)	(2)	Taxation paid	22.3	(42 305)	(40 766)
		Exceptional item			
		– Loss at discontinued operations		(12 761)	–
3 041	57 284	Cash flow from operations		224 850	746 652
(44 387)	(57 703)	Dividends paid		(56 306)	(44 387)
		Dividends paid to outside share-holders of subsidiaries		(2 672)	(1 735)
(117 986)	(139 918)	**Investment activities**	22.4	(334 901)	(568 850)
(159 332)	(140 337)	**Net cash flow**		(169 029)	131 680
159 332	140 337	**Financing activities**		(87 363)	(20 122)
		Proceeds from share issue		9 730	–
		Net acquisition of treasury shares		(38 830)	–
		Debt repaid		(58 263)	(20 122)
159 332	140 337	Debt raised			
		Cash and cash equivalents			
–	–	**– Net movement for the year**		(256 392)	111 558
–	–	– Balance at beginning of the year		222 262	110 704
–	–	**– Balance at end of the year**		(34 130)	222 262
		Consisting of –			
		Cash and cash equivalents		539 384	678 375
		Bank overdrafts		(573 514)	(456 113)
				(34 130)	222 262

Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY 2002 R'000	COMPANY 2003 R'000		GROUP 2003 R'000	GROUP 2002 R'000
		1. Property, plant and equipment		
		1.1 Owned assets		
		1.1.1 Machinery, equipment and vehicles		
		Cost	1 053 155	916 954
		Aggregate depreciation	621 839	537 077
			431 316	379 877
		1.1.2 Land and buildings		
		Cost	131 551	113 299
		Aggregate depreciation	8 251	6 684
			123 300	106 615
		A register containing details is available for inspection at the registered office of the company.		
		1.1.3 Total	554 616	486 492
		1.2 Leased assets		
		1.2.1 Machinery, equipment and vehicles		
		Cost	1 647	–
		Aggregate depreciation	96	–
			1 551	–
		1.2.2 Improvements to leasehold property		
		Cost	7 322	533
		Amounts written off	3 355	522
			3 967	11
		1.2.3 Total	5 518	11
		1.3 Total property, plant and equipment	560 134	486 503

	Machinery, equipment, and vehicles	Improvements to leasehold property	Land and buildings
1.4 Reconciliation of book value			
Book value at beginning	379 877	11	106 615
Additions	199 747	4 329	24 961
Disposals and scrappings	(11 842)	–	–
Depreciation	(119 371)	(373)	(3 502)
Exchange rate differences	(15 544)	–	(4 774)
Book value at end	432 867	3 967	123 300

Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June


36

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		2.	**Goodwill**		
		2.1	Consisting of –		
			Cost	99 638	99 622
			Aggregate amortisation	9 700	3 022
				89 938	96 600
		2.2	Reconciliation of book value		
			Book value at beginning	96 600	18 873
			Additions	16	79 948
			Amortisation	(6 678)	(2 221)
			Book value at end	89 938	96 600
		3.	**Interest in subsidiaries**		
500 789	500 805		Unlisted shares at cost		
–	33 426		Amounts owing		
(77 313)	(93 487)		Provision against interest in subsidiaries		
423 476	440 744				
		4.	**Other investments**		
			Amounts owing by share incentive trusts	19 006	12 504
292 217	267 491		Listed investments at market value	272 036	292 217
35 688	35 688		Unlisted investments at directors' valuation	487	7 444
			Staff and other loans	21 531	11 174
327 905	303 179			313 060	323 339
		5.	**Deferred taxation**		
		5.1	Deferred taxation asset		
			Consisting of –		
			Tax losses carried forward	7 164	5 459
			Provisions and other current liabilities	69 228	45 742
			Other current assets	(1 026)	(2 417)
				75 366	48 784

COMPANY			GROUP	
2002 R'000	2003 R'000		2003 R'000	2002 R'000
		5. Deferred taxation (continued)		
		5.2 Deferred taxation liability		
		Consisting of –		
		Property, plant and equipment	3 177	2 541
		LIFO reserves	7 241	6 646
–	884	Unrealised profit	104 562	9 247
		Other current assets	2 011	75
		Provisions and other current liabilities	–	(318)
		Tax losses applied in reduction of provisions for deferred taxation	(1 134)	(1 002)
–	(45)			
–	839		115 857	17 189
		5.3 Reconciliation of deferred taxation		
–	–	Net asset at beginning of the year	31 595	33 183
–	45	Charged to income statement	(70 080)	(1 588)
–	(884)	Charged directly to reserves	(2 006)	–
–	(839)	Net (liability)/asset at end of the year	(40 491)	31 595
		6. Inventories		
		6.1 Consisting of –		
		Raw material	22 236	25 128
		Work in progress	9 865	8 155
		Merchandise	1 360 346	1 096 338
		Trading inventories	1 392 447	1 129 621
		Goods in transit	148 910	114 278
		Consumable goods	195	275
			1 541 552	1 244 174
		6.2 The following amounts have been included at net realisable value:		
		Raw material	–	1 251
		Merchandise	6 026	7 339
			6 026	8 590
		7. Accounts receivable		
		Trade accounts, less provision for doubtful debts	23 837	19 470
		Other debtors and debit balances, including payments in advance	68 280	75 173
			92 117	94 643



Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June


38

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		8.	**Ordinary share capital**		
		8.1	Authorised		
15 000	**15 000**		300 000 000 Ordinary shares of 5 cents each	**15 000**	15 000
		8.2	Issued		
		8.2.1	Company		
11 097	**11 097**		221 936 384 Ordinary shares of 5 cents each		
		8.2.2	Group 213 868 796 (2002: 221 936 384) Ordinary shares of 5 cents each	**10 693**	11 097
			Treasury shares held by subsidiaries are eliminated on consolidation.		
		8.3	A maximum number of 759 670 shares in the authorised share capital of the company is reserved for issue to participants to the Ackermans Limited Share Incentive Trust and the Pep Limited Share Incentive Trust at the following dates: On demand: 241 670 shares 31 August 2003: 259 000 shares 31 August 2004: 259 000 shares From the above shares an issue price of R6,38 per share applies to 259 000 shares, whereas the issue price in respect of the remaining 500 670 shares amounts to R3,00 per share.		
			A maximum number of 102 000 shares in the authorised share capital of the company is reserved for issue to participants to the Pep Limited Share Incentive Trust in equal parts on 3 December 2004, 3 December 2005 and 3 December 2006 at an issue price of R4,60 per share.		
		8.4	The unissued share capital is under the control of the directors who may issue or repurchase it on such terms and conditions as they in their discretion deem fit.		
		9.	**Ordinary share premium**		
409 875	**409 875**		Share premium at beginning of the year	**409 875**	409 875
			Reduction at the acquisition of treasury shares	**(49 674)**	–
			Proceeds on disposal of treasury shares	**11 248**	–
409 875	**409 875**			**371 449**	409 875

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		10.	**Reserves**		
4 982	4 982	10.1	Non-distributable reserves	56 722	76 032
510	510		Goodwill realised on sale of branches to a subsidiary		
			Reserve on acquisition of subsidiary	415	415
			Profit on share issue of subsidiaries	31 860	31 860
			LIFO reserve in respect of non-RSA subsidiaries	14 642	13 538
			Foreign currency translation reserve	2 841	23 255
76	76		Capital redemption reserve fund	526	526
4 396	4 396		Other	6 438	6 438
153 860	4 624	10.2	Distributable reserves	697 715	794 411
153 860	45 382		Retained income	739 558	794 411
–	(40 758)		Fair value reserve	(41 843)	–
158 842	9 606			754 437	870 443
		11.	**Preference share capital**		
		11.1	Authorised		
–	–		120 000 000 Non-convertible, non-participating non-transferable redeemable no par value preference shares	–	–
		11.2	Issued		
92	92		91 920 930 Non-convertible, non-participating non-transferable redeemable no par value preference shares	92	92

11.3 The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.

The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the company. All issued preference shares are fully redeemable should the shareholder's interest in ordinary shares become less than 10%.

11.4 The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars are available for inspection at the registered office of the company.

Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June



COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		12.	**Long-term loans**		
		12.1	Secured		
			Finance lease obligations repayable in equal instalments over periods up to 60 months and interest-bearing at rates varying between 15% and 16% (refer 12.4)	866	–
		12.2	Unsecured		
			Repayable in half-yearly instalments until 2004 and interest-bearing at 15,6%	1 202	4 192
			Other	–	8 686
				1 202	12 878
		12.3	Total		
			Secured	866	–
			Unsecured	1 202	12 878
			Redemptions within 12 months transferred to short-term loans (refer 15)	(1 775)	(11 676)
				293	1 202
		12.4	Secured by finance lease agreements in respect of machinery, equipment and vehicles with a book value of	1 457	–
		13.	**Other non-current liabilities**		
		13.1	Provision for post-retirement medical benefits		
			Balance at beginning of the year	44 611	40 033
			Raised during the year	5 564	4 938
			Utilised during the year	(331)	(360)
				49 844	44 611
		13.2	Other		
			Balance at beginning of the year	–	–
			Obtained with acquisition of operations	16 275	–
			Utilised during the year	(1 800)	–
				14 475	–
		13.3	Total		
			Balance at beginning of the year	44 611	40 033
			Obtained with acquisition of operations	16 275	–
			Raised during the year	5 564	4 938
			Utilised during the year	(2 131)	(360)
				64 319	44 611

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		14.	**Trade and other payables**		
			Trade creditors	642 835	481 412
10 650	11 004		Other creditors and accrued expenses	486 447	472 838
			Leave provision	18 189	13 245
			Balance at beginning of the year	13 245	12 023
			Raised during the year	8 333	3 839
			Utilised during the year	(3 389)	(2 617)
1 493	1 741		Taxation payable	141 206	112 618
12 143	12 745			1 288 677	1 080 113

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		15.	**Short-term loans**		
			Short-term portion of long-term loans (refer 12)	1 775	11 676
			Other	–	46 587
				1 775	58 263

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		16.	**Operating profit**		
		16.1	**Determined after taking into account the following expenditure:**		
			Depreciation of property, plant and equipment	123 246	110 163
			Operating lease – buildings	469 318	438 153
			Lease payments	466 084	436 933
			Sublease payments	(946)	(1 275)
			Contingent rents	4 180	2 495
			Staff costs	1 044 528	904 883
			Salaries, wages and service benefits	984 906	853 293
			Retirement benefit contributions	54 058	46 652
			Provision for post-retirement medical benefits	5 564	4 938
			Foreign exchange losses/(profits)	154 711	(76 445)
71	48		Auditors' remuneration	5 915	4 072
68	48		Audit fees – for this year	4 015	3 113
3	–		– under/(over)provided in the previous year	631	(158)
			Fees for other services	1 269	1 117
338	105		Fees paid for outside services	37 061	26 824
			Administrative	30 949	23 527
			Technical	5 859	2 841
338	105		Secretarial	253	456
			Loss on sale and scrapping of property, plant and equipment	1 342	2 948

Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June


42

COMPANY 2002 R'000	COMPANY 2003 R'000		GROUP 2003 R'000	GROUP 2002 R'000
		16.2 Directors' remuneration		
1 379	**1 554**	16.2.1 Non-executive directors		
6 698	**7 437**	Executive directors		
8 077	**8 991**			
(8 013)	**(8 702)**	Paid by subsidiaries		
64	**289**			

	Fees R'000	Management company fees R'000	2003 Total R'000	2002 Total R'000
16.2.2 Non-executive directors				
DH Anderson	50	–	**50**	–
JW Basson	30	–	**30**	2
JJ Fouché*	38	304	**342**	448
TR Hlongwane	30	–	**30**	20
E Links	30	–	**30**	20
C Moore	30	–	**30**	2
C Stassen	30	–	**30**	–
JJ Visser	–	–	**–**	2
CH Wiese*	45	967	**1 012**	885
	283	1 271	**1 554**	1 379

* Fees were paid to a management company in respect of the availability of these individuals as directors.

	Fees R'000	Basic remuneration R'000	Incentive bonuses R'000	Other allowances R'000	2003 Total R'000	2002 Total R'000
16.2.3 Executive directors						
JH du Toit	2	714	379	15	**1 110**	609
PJ Erasmus	2	1 420	1 783	46	**3 251**	1 274
AC Labuschaigne	2	1 420	1 654	–	**3 076**	3 129
C Stassen	–	–	–	–	**–**	832
DJ Venter	–	–	–	–	**–**	854
	6	3 554	3 816	61	**7 437**	6 698

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		17.	**Investment income**		
179	48 000		From subsidiaries – dividends		
			Interest received	28 978	26 804
80	38		Dividends – unlisted investments	38	497
7 715	9 733		– listed investments	9 820	7 715
7 974	57 771			38 836	35 016
		18.	***Exceptional items***		
(220 070)	–		Amount written off and net loss on disposal of investments	–	(1 973)
			Provision for loss in respect of loans to share incentive trusts written back	2 661	88 991
			Loss at discontinued operations	(12 761)	–
–	(91 328)		Liquidation distribution repaid	(91 328)	–
			Impairment write-off on land and buildings	–	(16 571)
(6 176)	(16 174)		Provision against interest in subsidiaries		
			Other	109	1 486
(226 246)	(107 502)			(101 319)	71 933
			Taxation – deferred	–	(435)
(226 246)	(107 502)			(101 319)	71 498
		19.	**Taxation**		
		19.1	Resulting from –		
4 773	205		Normal activities	140 973	142 960
			Exceptional items	–	435
4 773	205			140 973	143 395
		19.2	Classification –		
4 773	205		South African normal taxation	114 311	109 564
			Foreign taxation	26 662	33 831
4 773	205			140 973	143 395
		19.3	Consisting of –		
499	–		Current taxation	69 869	114 287
–	250		Prior year taxation	734	23 123
			Non-resident shareholders' tax	290	123
4 274	–		Secondary tax on companies	–	4 274
–	45		Deferred taxation	70 080	1 588
4 773	205			140 973	143 395


43

Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June


44

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		19.	**Taxation** (continued)		
		19.4	Reconciliation of tax rate (%)		
30,0	30,0		South African normal tax rate	30,0	30,0
(32,2)	(30,4)		Net adjustment	60,0	(1,2)
(31,0)	(63,8)		Exceptional items	20,7	(4,1)
0,8	33,9		Exempt income/non-deductible expenses	29,9	(2,6)
			Creation of tax losses	5,5	0,2
			Utilisation of tax losses	–	(0,5)
			Tax rate adjustment	(0,1)	(0,1)
(2,0)	–		Secondary tax on companies	–	1,5
–	(0,5)		Prior year taxation	0,5	4,6
			Non-resident shareholders' tax	0,2	0,1
			Other adjustments	3,3	(0,3)
(2,2)	(0,4)		Effective tax rate	90,0	28,8
–	150	19.5	Calculated tax losses at year-end	101 352	75 330
–	150		Applied in the provision for deferred taxation	24 812	54 503
–	–		Net calculated tax losses	76 540	20 827
–	–		The utilisation of the tax relief of	22 962	6 248
			calculated at current tax rates on the net calculated tax losses is dependent on sufficient future taxable income in the companies concerned.		
			The utilisation of the net calculated tax losses is uncertain due to insufficient taxable income in the foreseeable future.		
–	68	19.6	Credits in respect of secondary tax on companies (STC) at year-end	2 029	336
–	9		The utilisation of the STC relief of	254	42
			calculated at current rates is dependent on the future distribution of dividends in the companies concerned.		
			The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.		

COMPANY			GROUP	
2002 R'000	2003 R'000		2003 R'000	2002 R'000
		19. Taxation (continued)		
		19.7 No provision for taxation is made on distributable reserves of foreign subsidiaries, as it is not envisaged that dividends will be declared from these reserves in the foreseeable future. The declaration of dividends from these reserves might result in a tax charge of R116 million.		
		20. Earnings per share		
		20.1 Earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding the ordinary shares purchased by the group and held as treasury shares (refer 8).		
		20.2 Before exceptional items		
		Based on net profit of	115 220	274 701
		and the weighted average number of shares in issue of ('000)	215 129	221 936
		20.3 Before exceptional items (excluding finance exchange rate difference)		
		Based on net profit of	224 649	154 663
		and the weighted average number of shares in issue of ('000)	215 129	221 936
		20.4 After exceptional items		
		Based on net profit of	7 223	343 978
		and the weighted average number of shares in issue of ('000)	215 129	221 936
		20.5 Headline earnings		
		Based on headline earnings of	116 110	276 811
		Net profit	7 223	343 978
		Attributable exceptional items (refer 18)	101 319	(71 498)
		Amortisation of goodwill	6 678	2 221
		Loss on sale and scrapping of property, plant and equipment after taxation and minority interest	890	2 110
		and the weighted average number of shares in issue of ('000)	215 129	221 936



Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		21.	**Dividends paid**		
			2001 Final: 9 cents per share paid on		
19 974	–		25 September 2001	–	19 974
			2002 Interim: 11 cents per share paid on		
24 413	–		25 March 2002	–	24 413
			2002 Final: 13 cents per share paid on		
–	28 852		30 September 2002	28 852	–
			2003 Interim: 13 cents per share paid on		
–	28 851		31 March 2003	27 454	–
44 387	57 703			56 306	44 387
			The 2003 final dividend of 21 cents per share, in the amount of R46,607 million, is payable on 29 September 2003. This dividend payable is not reflected in the annual financial statements, but will be accounted for as an application of shareholders' funds in the year ending 30 June 2004.		
		22.	**Cash flow information**		
		22.1	Non-cash items		
			Depreciation	123 246	110 163
			Loss on sale and scrapping of property, plant and equipment	1 342	2 948
			Foreign currency translation differences	(96)	(32 259)
				124 492	80 852
		22.2	(Increase)/decrease in working capital		
			Inventories	(288 189)	61 992
			Accounts receivable	2 526	(38 058)
			Other non-current liabilities	3 433	4 578
27	354		Creditors, accrued expenses and provisions	172 990	250 301
27	354			(109 240)	278 813
		22.3	Taxation paid		
(4 773)	(205)		Taxation per income statement	(140 973)	(143 395)
499	248		Increase in taxation payable	28 588	101 041
–	(45)		Change in deferred taxation	70 080	1 588
(4 274)	(2)			(42 305)	(40 766)

COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		22.	**Cash flow information** (continued)		
		22.4	Investment activities		
			Acquisition of property, plant and equipment	(210 107)	(191 742)
			Proceeds on disposal of property, plant and equipment	10 500	8 317
400 748	(33 426)		(Increase)/decrease in amounts owing by subsidiaries		
(6 447)	(16)		Acquisition of further interests in existing subsidiaries	(16)	(6 447)
(512 287)	(15 148)		Acquisition of listed investments	(20 296)	(512 287)
			(Increase)/decrease in amounts owing by share incentive trusts	(3 841)	134 070
			Increase in staff and other loans	(10 357)	(4 795)
–	(91 328)		Liquidation distribution repaid	(91 328)	–
			Cost at acquisition of operations (refer 22.5)	(10 659)	–
			Other investment activities	1 203	4 034
(117 986)	(139 918)			(334 901)	(568 850)
		22.5	Analysis of cost at acquisition of operations		
			Property, plant and equipment	(18 930)	–
			Inventories	(9 189)	–
			Long-term loans	866	–
			Other non-current liabilities	16 275	–
			Trade and other payables	319	–
				(10 659)	–
		23.	**Contingent liabilities**		
		23.1	Guarantees issued in respect of debt of –		
473 779	591 854		Subsidiaries		
70 000	25 000		Share incentive trusts	25 000	70 000
9 179	–		Other parties	–	9 179
552 958	616 854			25 000	79 179

23.2 The company also guarantees the obligations of certain subsidiaries in terms of lease agreements in respect of land and buildings.

Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June



COMPANY 2002 R'000	COMPANY 2003 R'000			GROUP 2003 R'000	GROUP 2002 R'000
		24.	**Capital commitments**		
			Contracted for	5 816	8 521
			Not contracted for	319 547	50 816
				325 363	59 337
			The above commitments are in respect of the 12 months after the accounting date. Funds to meet this expenditure will be provided from the company and group's own resources and by borrowings.		
		25.	**Operating leases**		
		25.1	The group's minimum commitments in respect of operating leases are as follows:		
			Payable within 1 year	468 291	424 469
			Payable thereafter, but within 5 years	866 729	859 459
			Payable after 5 years	139 508	151 162
				1 474 528	1 435 090
		25.2	Total future sublease payments	3 997	1 534

25.3 Lease agreements are entered into over periods ranging from 1 year to 10 years.

26. Borrowing powers

In terms of the articles of association of the company, the borrowing powers of Pepkor Limited are unlimited.

27. Financial risk management

The group's activities expose it to a variety of financial risks, including the effects of changes in equity market prices, foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The operating businesses use derivative financial instruments such as foreign exchange contracts to hedge certain exposures relating to trade and other payables denominated in foreign currencies.

Risk management policies are approved by the board of directors.

27. Financial risk management (continued)

27.1 Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar, pound sterling, euro and the Australian dollar. South African entities in the group use forward contracts to hedge their exposure to foreign currency risk in respect of foreign liabilities. It is the policy of the group not to take out forward cover in respect of foreign monetary assets.



Foreign exchange contracts are not used for speculative purposes. There were no uncovered currency exposures in respect of foreign liabilities at 30 June 2003. At year-end the group had unutilised forward foreign exchange contracts in the amount of R45,8 million (US$6,1 million) expiring between 11 July 2003 and 3 October 2003.

The company has an investment in a foreign subsidiary, whose net assets are exposed to currency translation risk. Currency exposure to the assets of the group's subsidiaries in Australia is managed primarily through borrowings in Australian dollars.

Rand denominated debt is used abroad to fund the group's foreign assets. The strengthening of the rand during the period under review resulted in an unrealised exchange rate loss of R109 million, as compared with an unrealised exchange rate gain of R175 million in the previous financial year, in which the value of the rand depreciated appreciably.

The group has foreign exchange exposure in respect of net monetary assets denominated in foreign currency. These net monetary assets are held to diversify the currency exposure of the net asset value of the group. At 30 June 2003 the net monetary assets were made up as follows:

	Net foreign currency amount	Exchange rate	Rand equivalent
USA dollar	$1,6 million	7,54	R12 million
Pound sterling	£22,0 million	12,48	R274 million
Euro	€1,6 million	8,63	R14 million

27.2 Interest rate risk

The group's income and operating cash flows are exposed to interest rate risk due to the extent of borrowings and market-related interest rate arrangements, with the exception of debt of R1,2 million, which bears interest at a fixed rate of 15,6% (2002: R4,2 million at 15,6%).

27.3 Credit risk

Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of credit risk has been included. Funds are only invested with financial institutions with acceptable credit ratings. The group has policies that limit the exposure to any one financial institution.

Notes to the annual financial statements

Pepkor Limited and its subsidiaries for the year ended 30 June

27. Financial risk management (continued)

27.4 Liquidity risk

The group has no risk of illiquidity due to unutilised banking facilities of R493 million (2002: R540 million) and unlimited borrowing powers.

27.5 Fair value estimation

The book value of financial instuments approximate the fair values thereof.

28. Related parties

Related party relationships exist between the company, its subsidiaries and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding, are disclosed elsewhere in the annual financial statements.

29. Retirement benefits

29.1 Pension funds/provident funds

The group provides retirement benefits to more than half of its employees through monthly contributions to various pension and provident funds, which contributions are charged to income.

All South African funds are subject to the Pension Funds Act, 1956, and the pension funds are required to be actuarially valued every three years. Except for three funds to which no new members are admitted, all funds are defined contribution plans.

According to the latest actuarial valuations, the funds are financially sound.

29.2 Medical aid

Although there are no contractual obligations, certain group companies provide post-retirement medical benefits by funding a portion of the medical aid contributions of pensioners. Full provision for this expense is made with reference to actuarial valuations in respect of future medical contributions.

The main actuarial assumptions used for accounting purposes are as follows:
Medical care inflation: 11,0%
Discount rate: 12,3%

30. Share incentive schemes

30.1 There are four share incentive trusts where the rules empower the respective trustees to acquire shares in Pepkor Limited and to allocate shares and share options. In the case of the Pepkor Limited Share Incentive Trust, the Pep Limited Share Incentive Trust and the Ackermans Limited Share Incentive Trust, the number of shares and share options under the control of the trustees, on a cumulative basis, is limited to 5% of the issued share capital of Pepkor Limited. In the case of the Pep Limited Share Incentive Trust No 2, a limit of 10% of the issued share capital of the company applies.

30.2 The movements during the accounting period for shares and options were as follows:

Number of shares/options		
12 271 586	**12 229 992**	Balance at beginning of the period
–	**2 000 000**	Shares acquired
–	**102 000**	Share options granted to employees
(18 000)	**(17 330)**	Cancellation of share options
(21 400)	**(561 613)**	Shares released to employees
(2 194)	**(7 651 924)**	Shares disposed of
12 229 992	**6 101 125**	

Annexure A – Interest in subsidiaries


52

Subsidiaries	Issued share capital R	Percentage shares held by group 2003 %	2002 %
Pep Limited			
– Clothing retail			
Pep Ltd	123 577 497	100	100
Pep Beleggings	500 000	100	100
Pep SA Ltd	100	100	100
Pep Botswana Holdings Ltd	P270 000	70	70
Pep Namibia Holdings Ltd	N$22 510 141	84	84
Pep Stores (Swaziland)	E100	100	100
Pep Stores (Lesotho)	M100	100	100
– Manufacturing			
Pepclo Ltd	200	100	100
Ackermans Limited			
– Clothing retail			
Ackermans Ltd	430 800	100	100
Ackermans Namibia	N$1	100	100
Ackermans Botswana	P100	100	100
Ackermans Swaziland	E6	100	100
Ackermans Lesotho	M1 000	100	100
Other			
– Clothing retail			
Best & Less	A$2	100	100
– Services			
Pepkorfin	4	100	100
– Investments			
Retail Holdings S.a.r.l.	£35 000	100	100
Auriga BV	€15 883	100	100

Notes

1. General information in respect of subsidiaries as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the Companies Act is set out in respect of only those subsidiaries, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries is available on request.
2. All companies are private companies unless stated otherwise.

Annexure B – Interest in subsidiaries

The financial interest of Pepkor Limited in subsidiaries at 30 June

Name of subsidiary	COMPANY 2003 R'000	2002 R'000
1. Shares at cost		
Pep Limited	373 682	373 682
Ackermans Limited	120 151	120 135
Pepkor Clothing Industries Limited	27	27
Pepkorfin (Proprietary) Limited	551	551
Retail Holdings S.a.r.l.	2 139	2 139
Wilfred Meyersohn & Company (Proprietary) Limited	–	–
Smart-Hold Limited	4 255	4 255
Grocehold (Proprietary) Limited	–	–
Cash-Hold Limited	–	–
Garhold (Proprietary) Limited	–	–
Big D Discount Hyper Limited	–	–
W M Twee (Proprietary) Limited	–	–
	500 805	500 789
2. Amounts owing		
Pepkorfin (Proprietary) Limited	33 426	–



Segmental analysis

Pepkor Limited and its subsidiaries for the year ended 30 June



	Revenue		Operating profit		Depreciation		Attributable profit before exceptional items		Total assets		Total liabilities		Capital expenditure and goodwill	
	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm
Operational analysis														
Clothing														
Pep	**3 693**	3 055	**302**	220	**59**	49	**210**	108	**1 399**	1 308	**832**	627	**103**	89
Ackermans	**1 475**	1 181	**123**	75	**31**	28	*	*	**589**	466	**302**	441	**74**	59
Best & Less	**1 877**	1 830	**69**	54	**32**	32	**44**	40	**518**	592	**408**	503	**33**	85
Financing, investments and head office	–	–	(13)	(13)	1	1	(127)*	127*	**706**	606	**502**	86	–	39
Total	**7 045**	6 066	**481**	336	**123**	110	**115**	275	**3 212**	2 972	**2 044**	1 657	**210**	272
Geographical analysis														
South Africa	**4 271**	3 395	**364**	240	**78**	66	**51**	220	**2 590**	2 272	**1 546**	1 082	**156**	175
Rest of Africa	**897**	841	**48**	42	**13**	12	**20**	15	**104**	108	**90**	72	**21**	12
Australia	1 877	1 830	**69**	54	**32**	32	**44**	40	**518**	592	**408**	503	**33**	85
Total	**7 045**	6 066	**481**	336	**123**	110	**115**	275	**3 212**	2 972	**2 044**	1 657	**210**	272

* As these companies have not been capitalised, only combined figures are disclosed.

Form of proxy

Pepkor Limited
(Incorporated in the Republic of South Africa)
Registration number 1965/007765/06
Share code: PEP ISIN number: ZAE000005344

To be completed by registered certificated shareholders and dematerialised shareholders with own name registration only.
For use in respect of the annual general meeting to be held on 28 October 2003 at 11:00 at 36 Stellenberg Road, Parow Industria.

Shareholders who have dematerialised their shares with a CSDP or broker, other than with own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct their CSDP or broker as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

I/We (full names and surname in block letters) ______________________________
of (full address)
____

as a member of Pepkor Limited, being the registered holder of ______________ shares in the company, hereby appoint:

1. ______________________________ or

2. ______________________________ or

3. The chairman of the meeting
as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the thirty eighth annual general meeting of shareholders of Pepkor Limited to be held at 11:00 on 28 October 2003 and at any adjournment thereof:

Indicate with an X in the appropriate block:

		In favour of	Against	Abstain
Ordinary resolutions	1.			
	2.			
	3.			
	4.			
	5.			
	6.			
	7.			
Special resolution				

Signed at ______________________ this ______________ day of ______________ 2003

Notes:

1. A member entitled to attend and vote at the above general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.
2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.
3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.
4. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria, 7490 (PO Box 6100, Parow East 7501) at least 48 hours before the commencement of the meeting.

Project management: De Kock Communications
Design, typesetting and page make-up: Graphicor 29606
Reproduction: Martingraphix
Printing: Hansa Reproprint


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